Mail Stop 6010

								June 27, 2005


Steven H. Kane
President and Chief Executive Officer
Protalex, Inc.
145 Union Square Drive
New Hope, PA 18938

	Re:	Protalex, Inc.
		Registration Statement on Form SB-2
		Filed on June 16, 2005
		File No. 333-125866

Dear Mr. Kane:

	This is to advise you that we are not conducting a full review of the above registration statement. However, we will be reviewing the accounting disclosure in your Form 10-KSB for the period ended May 31, 2004. You will receive our accounting comments under separate cover. All comments will need to be fully resolved before we act on a request for acceleration of the effectiveness of the registration statement.

	We also note that the audit report included on page F-2 of the registration statement does not appear to be in compliance with PCAOB
Auditing Standard 1, as it does not refer to "the standards of the Public Company Accounting Oversight Board (United States)."
Please
include a revised audit report in an amended registration statement.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Donald C. Reinke, Esq.
	Reed Smith LLP
	Two Embarcadero Center
	San Francisco, CA 94111
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Steven H. Kane
Protalex, Inc.
June 27, 2005
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